UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED NET INCOME OF Ps 65,257 MILLION
FOR THE MONTH OF FEBRUARY 2008
TOTALING Ps 112,305 MILLION FOR THE FIRST TWO MONTHS OF 2008*
Medellín, Colombia, March 12, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 65,257 million during the past month of February.
During February, total net interest income, including investment securities amounted to Ps 199,196 million. Additionally, total net fees and income from services totaled Ps 62,194 million.
Total assets amounted to Ps 32.94 trillion, total deposits totaled Ps 21.69 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 5.11 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 2.91% as of February 29, 2008, and the level of allowance for past due loans was 137.48% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of February, 2008 was as follows: 19.0% of total deposits, 21.7% of total net loans, 20.2% of total savings accounts, 21.7% of total checking accounts and 14.8% of total time deposits.

* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Feb-08 / Jan-08		Annual
(Ps Millions)	Feb-07	Jan-08	Feb-08	$	%	%
ASSETS
Cash and due from banks	1,373,879	2,209,744	2,468,874	259,130	11.73%	79.70%
Overnight funds sold	254,997	1,109,539	445,273	-664,266	-59.87%	74.62%
Total cash and equivalents	1,628,876	3,319,283	2,914,147	-405,136	-12.21%	78.91%

Debt securities	4,536,137	3,674,684	3,778,519	103,835	2.83%	-16.70%
Trading	2,134,951	1,422,004	1,567,694	145,690	10.25%	-26.57%
Available for Sale	1,277,563	1,231,703	1,205,217	-26,486	-2.15%	-5.66%
Held to Maturity	1,123,623	1,020,977	1,005,608	-15,369	-1.51%	-10.50%
Equity securities	871,446	982,569	975,961	-6,608	-0.67%	11.99%
Trading	2,500	8,921	8,458	-463	-5.19%	238.32%
Available for Sale	868,946	973,648	967,503	-6,145	-0.63%	11.34%
Market value allowance	-30,326	-29,844	-29,892	-48	0.16%	-1.43%
Net investment securities	5,377,257	4,627,409	4,724,588	97,179	2.10%	-12.14%

Commercial loans	13,508,509	17,621,710	17,595,161	-26,549	-0.15%	30.25%
Consumer loans	2,761,331	3,697,606	3,694,201	-3,405	-0.09%	33.78%
Small business loans	108,008	110,377	107,871	-2,506	-2.27%	-0.13%
Mortgage loans	1,599,278	2,011,694	2,100,975	89,281	4.44%	31.37%
Allowance for loans and financial leases losses	-641,479	-963,202	-936,957	26,245	-2.72%	46.06%
Net total loans and financial leases	17,335,647	22,478,185	22,561,251	83,066	0.37%	30.14%

Accrued interest receivable on loans	194,235	301,753	304,069	2,316	0.77%	56.55%
Allowance for accrued interest losses	-8,518	-24,418	-19,113	5,305	-21.73%	124.38%
Net total interest accrued	185,717	277,335	284,956	7,621	2.75%	53.44%

Customers’ acceptances and derivatives	164,355	272,284	293,525	21,241	7.80%	78.59%
Net accounts receivable	306,157	361,950	306,086	-55,864	-15.43%	-0.02%
Net premises and equipment	363,020	485,535	490,450	4,915	1.01%	35.10%
Foreclosed assets	14,490	7,356	7,707	351	4.77%	-46.81%
Prepaid expenses and deferred charges	24,830	60,445	55,706	-4,739	-7.84%	124.35%
Goodwill	35,555	10,204	7,900	-2,304	-22.58%	-77.78%
Other	374,364	170,658	208,979	38,321	22.45%	-44.18%
Reappraisal of assets	803,505	1,128,492	1,082,309	-46,183	-4.09%	34.70%

Total assets	26,613,773	33,199,136	32,937,604	-261,532	-0.79%	23.76%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,970,158	4,223,782	4,188,216	-35,566	-0.84%	5.49%
Checking accounts	3,718,436	3,918,762	3,917,877	-885	-0.02%	5.36%
Other	251,722	305,020	270,339	-34,681	-11.37%	7.40%

Interest bearing	13,860,273	16,654,620	17,504,742	850,122	5.10%	26.29%
Checking accounts	317,032	376,123	376,144	21	0.01%	18.65%
Time deposits	3,337,017	4,819,431	5,167,372	347,941	7.22%	54.85%
Savings deposits	10,206,224	11,459,066	11,961,226	502,160	4.38%	17.20%

Total deposits	17,830,431	20,878,402	21,692,958	814,556	3.90%	21.66%
Overnight funds	1,734,703	620,896	659,964	39,068	6.29%	-61.96%
Bank acceptances outstanding	61,255	72,217	67,239	-4,978	-6.89%	9.77%
Interbank borrowings	967,545	584,154	579,339	-4,815	-0.82%	-40.12%
Borrowings from domestic development banks	679,980	1,548,562	1,543,226	-5,336	-0.34%	126.95%
Accounts payable	607,421	2,079,093	908,614	-1,170,479	-56.30%	49.59%
Accrued interest payable	107,064	156,921	163,343	6,422	4.09%	52.57%
Other liabilities	268,006	317,029	308,981	-8,048	-2.54%	15.29%
Bonds	567,403	1,588,198	1,545,046	-43,152	-2.72%	172.30%
Accrued expenses	243,965	257,434	355,334	97,900	38.03%	45.65%

Total liabilities	23,067,773	28,102,906	27,824,044	-278,862	-0.99%	20.62%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	393,914	393,914	—	0.00%	8.24%

Retained earnings	1,922,951	3,157,065	3,222,322	65,257	2.07%	67.57%
Appropiated	1,811,308	3,110,017	3,110,017	—	0.00%	71.70%
Unappropiated	111,643	47,048	112,305	65,257	138.70%	0.59%

Reappraisal and others	1,262,382	1,587,748	1,541,567	-46,181	-2.91%	22.12%
Gross unrealized gain or loss on debt securities	(3,247)	(42,497)	(44,243)	-1,746	4.11%	1262.58%

Total shareholder’s equity	3,546,000	5,096,230	5,113,560	17,330	0.34%	44.21%

Total liabilities and shareholder’s equity	26,613,773	33,199,136	32,937,604	-261,532	-0.79%	23.76%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Feb-07	Feb-08%		Jan-08	Feb-08%
Interest income and expenses
Interest on loans	354,789	556,478	56.85%	273,929	282,549	3.15%
Interest on investment securities	30,751	23,764	-22.72%	2,118	21,646	922.00%
Overnight funds	6,717	11,745	74.85%	6,054	5,691	-6.00%
Total interest income	392,257	591,987	50.92%	282,101	309,886	9.85%

Interest expense
Checking accounts	3,228	2,466	-23.61%	1,398	1,068	-23.61%
Time deposits	38,001	69,643	83.27%	33,952	35,691	5.12%
Savings deposits	55,884	90,362	61.70%	44,744	45,618	1.95%
Total interest on deposits	97,113	162,471	67.30%	80,094	82,377	2.85%

Interbank borrowings	9,780	5,516	-43.60%	3,161	2,355	-25.50%
Borrowings from domestic development banks	7,829	17,111	118.56%	8,616	8,495	-1.40%
Overnight funds	15,494	12,212	-21.18%	6,075	6,137	1.02%
Bonds	8,865	23,186	161.55%	11,860	11,326	-4.50%
Total interest expense	139,081	220,496	58.54%	109,806	110,690	0.81%

Net interest income	253,176	371,491	46.73%	172,295	199,196	15.61%
Provision for loan and accrued interest losses, net	(34,017)	(57,821)	69.98%	(33,095)	(24,726)	-25.29%
Recovery of charged-off loans	9,305	9,934	6.76%	6,457	3,477	-46.15%
Provision for foreclosed assets and other assets	(2,655)	(3,046)	14.73%	(1,316)	(1,730)	31.46%
Recovery of provisions for foreclosed assets and other assets	21,452	6,495	-69.72%	5,495	1,000	-81.80%

Total net provisions	(5,915)	(44,438)	651.28%	(22,459)	(21,979)	-2.14%
Net interest income after provision for loans and accrued interest losses	247,261	327,053	32.27%	149,836	177,217	18.27%

Commissions from banking services and other services	12,292	16,857	37.14%	8,735	8,122	-7.02%
Electronic services and ATM’s fees, net	11,451	13,031	13.80%	6,838	6,193	-9.43%
Branch network services, net	15,553	15,362	-1.23%	7,639	7,723	1.10%
Collections and payments fees, net	15,964	22,317	39.80%	9,992	12,325	23.35%
Credit card merchant fees, net	4,646	2,677	-42.38%	1,287	1,390	8.00%
Credit and debit card fees, net	40,508	51,342	26.75%	25,007	26,335	5.31%
Checking fees, net	10,290	9,601	-6.70%	5,016	4,585	-8.59%
Check remittance, net	1,836	1,874	2.07%	825	1,049	27.15%
International operations, net	5,538	5,405	-2.40%	2,854	2,551	-10.62%
Total fees and other service income	118,078	138,466	17.27%	68,193	70,273	3.05%

Other fees and service expenses	(14,559)	(15,630)	7.36%	(7,551)	(8,079)	6.99%
Total fees and income from services, net	103,519	122,836	18.66%	60,642	62,194	2.56%

Other operating income
Net foreign exchange gains	(4,599)	(101,902)	2115.74%	(46,088)	(55,814)	21.10%
Forward contracts in foreign currency	3,258	125,148	3741.25%	57,299	67,849	18.41%
Gains(Loss) on sales of investments on equity securities	(13,319)	4,757	-135.72%	—	4,757	*
Gains on sale of mortgage loan	—	5,363	*	—	5,363	*
Dividend income	55,387	13,097	-76.35%	31	13,066	42048.39%
Communication, rent payments and others	245	222	-9.39%	113	109	-3.54%
Total other operating income	40,972	46,685	13.94%	11,355	35,330	211.14%

Total income	391,752	496,574	26.76%	221,833	274,741	23.85%
Operating expenses
Salaries and employee benefits	98,269	104,717	6.56%	49,227	55,490	12.72%
Bonus plan payments	7,356	7,991	8.63%	2,803	5,188	85.09%
Compensation	4,884	4,577	-6.29%	3,061	1,516	-50.47%
Administrative and other expenses	126,393	136,455	7.96%	70,097	66,358	-5.33%
Deposit security, net	7,054	8,076	14.49%	3,750	4,326	15.36%
Donation expenses	70	200	185.71%	35	165	371.43%
Depreciation	12,033	12,273	1.99%	6,017	6,256	3.97%
Total operating expenses	256,059	274,289	7.12%	134,990	139,299	3.19%

Net operating income	135,693	222,285	63.81%	86,843	135,442	55.96%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	4,610	4,610	0.00%	2,305	2,305	0.00%
Non-operating income (expense)
Other income	16,228	10,463	-35.53%	5,844	4,619	-20.96%
Other expense	(10,168)	(54,472)	435.72%	(32,218)	(22,254)	-30.93%
Total non-operating income	6,060	(44,009)	-826.22%	(26,374)	(17,635)	-33.13%
Income before income taxes	137,143	173,666	26.63%	58,164	115,502	98.58%
Income tax expense	(25,500)	(61,361)	140.63%	(11,116)	(50,245)	352.01%

Net income	111,643	112,305	0.59%	47,048	65,257	38.70%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 12, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance